Exhibit 99.2
February 23, 2010
Director of Reserves and Production Services
Williams Exploration & Production
One Williams Center
Suite 2600
Tulsa, Oklahoma 74172

Re:	Williams Production Company, LLC
Proved Reserves and Future Net Revenues
As of December 31, 2009
Dear Sir or Madame:
     At your request, we estimated the proved reserves and projected the future net revenues from the gas reserves in the Fruitland Coal Formation that are attributable to Williams Production Company, LLC (WPC) interests located in the San Juan Basin in Colorado and New Mexico which are burdened by a net profits interest owned by Williams Coal Seam Gas Royalty Trust (WTU).
     A summary of the estimates as of December 31, 2009 for the Underlying Properties, the Royalty Interests (Net to WTU), and WPC’s interests as follows:

	Net Gas	Future Net	Present Value
	Reserves,	Revenues,	at 10 Percent
	MMcf	M$	Per Annum, M$

The Underlying Properties
Proved Developed	45,755	29,675	23,499
Proved Undeveloped	0	0	0
Total Proved	45,755	29,675	23,499
The Royalty Interests (Net to WTU)
Proved Developed	6,497	6,598	4,931
Proved Undeveloped	0	0	0
Total Proved	6,497	6,598	4,931
Williams Production Company LLC
Proved Developed	39,258	23,077	18,568
Proved Undeveloped	0	0	0
Total Proved	39,258	23,077	18,568
     Proved reserves were estimated in accordance with the definitions contained in Securities and Exchange Commission (SEC) Regulation S-X, Rule 4-10(a) as shown in the Appendix.
Two Houston Center • 909 Fannin Street, Suite 1300 • Houston, Texas 77010
Telephone 713-651-9455 • Telefax 713-654-9914 • e-mail: mail@millerandlents.com

Director of Reserves and Production Services	February 23, 2010
Williams Exploration & Production	Page 2
     In order to estimate the reserves, it was necessary to estimate the reserves attributable to (1) the Underlying Properties, which are certain working interest properties (Working Interest Properties) and net profits interests properties (Farmout Properties) that are managed and owned by WPC and (2) the Royalty Interests conveyed to WTU by WPC. WTU receives a Specified Percentage of Net Proceeds from gas produced and sold from the Working Interest Properties and from the revenue stream of the Farmout Properties. Currently, for 320-acre spaced wells in the Working Interest Properties and all wells in the Farmout Properties, the percentage of net proceeds is 60 percent.
     For the Working Interest Properties, neither overhead costs (beyond the standard overhead charges for the non-operated properties) nor the effects of depreciation, depletion, and Federal Income Tax have been included. Net Proceeds is defined as revenues derived from the sale of Working Interest Properties gas volumes less severance and ad valorem taxes, lease royalty payments, and operating expenses in excess of the estimates shown in Exhibit B of the WTU Conveyance. The reserves attributable to the Royalty Interests from the Working Interest Properties were computed by multiplying the net gas reserves of the Working Interest Properties by the ratio of (1) the net revenue received by WTU from the Working Interest Properties to (2) total revenues from the Working Interest Properties after deduction of severance and ad valorem taxes.
     The production forecast for the total proved reserves and future net revenues as of December 31, 2009 attributable to the Underlying Properties and to WPC is shown on Table 1. All reserves were evaluated and under the SEC 12-month average pricing scenario, no proved undeveloped reserves were economic and therefore, not included.
     The estimated gas reserves for the producing wells were primarily estimated by decline curve analyses. For wells with little production history, estimates of ultimate recovery were based on analogy with other wells similarly situated in the Fruitland Coal reservoir.
     In October 2002, the field rules for the Basin Fruitland Coal Gas Pool in New Mexico were revised to allow an optional second (infill) well on the standard 320-acre spacing unit in certain designated areas of the pool. As of July 2003, the field rules were further modified to allow such infill drilling in all areas of the pool. The Working Interest Properties contain 441 developed infill locations. WPC is burdened by a net profits interest held by WTU that entitles WTU to receive 20 percent of the Infill Net Proceeds. Infill Net Proceeds is determined on an aggregate basis, not on a well-by-well basis. According to WPC, payout for the infill drilling program occurred in 2008. As the infill program continues, WTU’s net proceeds will be reduced by future accumulated capital costs.
     WPC provided the gas prices and deductions. The gas price for the Farmout Properties is $3.249 per MMBtu based on the required SEC 12-month average Blanco Hub Spot Price. In calculating the Royalty Interests for the Working Interest Properties, the adjusted price of $2.625 per

Director of Reserves and Production Services	February 23, 2010
Williams Exploration & Production	Page 3
MMBtu was employed as provided in the Gas Purchase Contract. At the time of termination of WTU, which is no later than December 31, 2012, the Trust Agreement requires liquidation of assets. Because the Gas Purchase Contract will not be applicable after December 31, 2012, the gas price for the Working Interest Properties in this analysis reverts to $3.249 per MMBtu, based on the 12-month average Blanco Hub Spot Price. These future production and economic calculations are included in order to provide a reasonable estimate of the future value of the assets after or at the point of termination. WTU may terminate and assets may be liquidated before December 31, 2012 due to provisions in the WTU Trust Agreement regarding the termination present value.
     Gathering and transportation charges, taxes, treating, and other costs payable prior to the delivery points were calculated for each well and were deducted from the respective prices in order to determine the net wellhead price used in this evaluation. These deductions were held constant.
     Operating expense estimates were based on expenses incurred during 2009 and were not escalated. In calculating the Royalty Interests, where appropriate, estimated operating expenses, which exceeded the operating expenses in Exhibit B to the WTU Conveyance, were deducted in calculating Net Proceeds and, therefore, reduced the amounts payable to WTU.
     Estimates of future net revenues and discounted future net revenues are not intended and should not be interpreted to represent the fair market value of the estimated reserves. Minor precision inconsistencies in subtotals or totals may exist in the report due to truncation or rounding of aggregated values.
     In preparation of our estimates, we relied on production histories, accounting and cost data, engineering and geological information supplied by WPC, and data from public records. The ownership interests evaluated herein were provided by WPC and were employed as presented. No independent verification of these interests was made by Miller and Lents, Ltd.
     Capital expenditures to plug and abandon wells are considered to be equal to the salvage values of the wells at the time of abandonment. We did not include any consideration for the future environmental restoration that might be required as such was beyond the scope of our assignment. In our projection of future net revenues, no provisions are made for production prepayments or for the consequences of future production balancing.
     The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect our informed judgments based on accepted standards of professional investigation but are subject to those generally recognized uncertainties associated with interpretation of geological and engineering information. Government policies and market conditions different from those employed in this study may cause the total quantity of oil or gas to be recovered, actual production rates, prices received, and operating and capital costs to vary from those presented in this report.

Director of Reserves and Production Services	February 23, 2010
Williams Exploration & Production	Page 4
     Miller and Lents, Ltd. is an independent oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any financial ownership in WTU or WPC or any related company. Our compensation for the required investigations and preparation of this report is not contingent on the results obtained and reported, and we have not performed other work that would affect our objectivity. Production of this report was supervised by an officer of the firm who is a professionally qualified and licensed Professional Engineer in the State of Texas with more than 25 years of relevant experience in the estimation, assessment, and evaluation of oil and gas reserves.

Yours very truly, MILLER AND LENTS, LTD. Texas Registered Engineering Firm No. F-1442
By	/s/ Stephen M. Hamburg
Stephen M. Hamburg, P.E.
Vice President

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